Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
TRANSITION NEWS
News about the MidAmerica/National City Merger
May 4, 2007

Keeping You Informed
Welcome to Transition News, your source for news and information about the merger of MAF Bancorp and National City. As we move forward, open and timely communication is important to the success of the integration. This publication will be the best way for you to get the transition information you need. Here are two of the key information resources available to you:
•	Transition News: Transition News will be published throughout the transition as information becomes available. It will include updates about the progress of the integration, information about benefits and policies, conversion schedules and more.

•	“What’s on Your Mind?” Voicemail Box and Email: A special voicemail box has been set up for you to leave anonymous questions or concerns—or you may leave your name if you choose. To leave your message, call 866/405-0847. You can also email your question to CorpComm@NationalCity.com. We’ll answer general questions in Transition News or respond directly whenever possible.
A strong component of the National City culture is sharing information as soon as it becomes available. Over the next few months, MidAmerica Bank and National City will be mapping products, data, employee policies and employee benefits to better understand how MidAmerica will be affected. Getting the answers is a difficult and complex process, but we can assure you that we will communicate information as decisions are made.
Getting to Know National City
Over the next several months before the merger, Transition News will run articles that will highlight information about National City so you can get to know the company, its culture and its values. This issue will focus on National City’s rich history.

Deep Roots, High Standards
Founded in 1845 as City Bank of Cleveland, National City was the first bank opened under the Ohio Bank Act of 1845. The bank was built in response to the city’s rapid industrial development, serving customers such as Standard Oil and Sherwin-Williams. The company received a national charter in 1865, and became National City Bank of Cleveland.
The bank grew steadily in the early 20th century, weathering the stock market crash and the Great Depression. Many were forced to close during this time, but National City Bank was permitted to continue business without restrictions and was the only bank in Cleveland to pay out withdrawn deposits at face value. Cleveland and National City prospered through WWII and the post-war boom, growing rapidly in assets—to $475 million by 1945.
With roots firmly planted in corporate banking, National City expanded its reach to the consumer markets, building its bank branch network in the 1950s and 1960s at the rate of one new branch per year. The bank was the first to introduce electronic check scanning, and in 1962 was one of the first national banks to computerize savings deposits. With 24 operating branches at the time, National City surpassed the $1 billion mark.
To meet the challenges of the changing financial services field, the bank formed National City Corporation, a bank holding company, in 1973. The following year, the corporation began a cautious, well-planned acquisition program, conceived to enhance the company’s diversity and assets.
In 1984, National City became Ohio’s largest bank with the purchase of BancOhio—one of the largest acquisitions in banking history. National City acquired First Kentucky National Corporation in 1988, and Merchants National Corporation in Indiana in 1992. The company began diversifying and in 1995 formed NatCity Investments, Inc. Also that year, National City acquired Integra Bank in Pennsylvania.
In 1998, National City purchased First of America Bank Corporation, extending its reach into Illinois and Michigan, and acquired Fort Wayne National Corporation. In 1999, the company formed National City Mortgage Co.
In 2000, National City converted to a financial services holding company, with assets of $89 billion. In 2004, National City acquired three banks—Allegiant Bancorp of Missouri, Provident Financial Group in Cincinnati, Ohio, and Wayne Bancorp in Wooster, Ohio. In 2006, National City acquired Forbes First Financial of St. Louis and Harbor Florida Bancshares of Fort Pierce, Florida, and acquired Fidelity Bankshares of West Palm Beach, Florida, in 2007.
Today, National City Corporation is among the largest banks in the country, with approximately $140 billion in assets.

In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K-A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy an securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.